Private Capital Investors Inc.
511 NE 94th Street
Miami Shores, FL 33138
(305) 758-3738

October 29, 2002

United States Securities
and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	Private Capital Investors, Inc. Form S-4 Registration Statement Filed May 31, 2002 File No. 333-89514

Ladies and Gentlemen:

     Please be advised that Private Capital Investors, Inc., a Florida corporation (the “Company”), by way of this letter, hereby makes application to withdraw its registration statement on Form S-4 filed with the United States Securities and Exchange Commission on May 31, 2002.

     The Company is making this withdrawal application because it is not making an offer to sell its securities in connection with the proposed reincorporation transaction in Canada. The registration statement was therefore inappropriate.

     The registration statement was not declared effective by the Commission, and no securities were sold in connection with the offering.

     Please do not hesitate to call me if you have any questions regarding the foregoing.

Sincerely,

/s/ Stuart D. Cooper

Stuart D. Cooper President